

December 13, 2010

Peter van der Wal, Chief Executive Officer
HemaCare Corporation
15350 Sherman Way, Suite 350
Van Nuys, California

> **Re:** **HemaCare Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on March 23, 2010**
> **File No.: 000-15223**
> **Schedule 14A**
> **Filed on March 31, 2010**
> **File No.: 000-15223**

Dear Mr. van der Wal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed on March 23, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, in future filings, please revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding

Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Exhibits

2. We note that one customer accounted for 18% of revenues. We also note that you have two material suppliers. Please confirm that you will file as exhibits with your next periodic report any material agreements with these companies.

3. We note that Exhibits 10.8, 10.9, 10.12, 10.15, 10.23 are missing exhibits and/or schedules. Please confirm that you will file these exhibits in their entirety with your next periodic report.

Definitive Proxy Statement Filed on March 31, 2010

Directors and Executive Officers, page 7

4. Please confirm that in future filings you will briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your directors or nominees should serve on the board in light of the your business and structure, as required by Item 401(e) of Regulation S-K.   Please provide us with draft disclosure.

Nominating Procedures and Criteria, page 10

5. Please confirm that in future filings you will provide disclosure as to whether, and if so how, you consider diversity in identifying nominees for director, as required by Item 407(c)(2)(vi) of Regulation S-K. Please provide us draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Lisa Bacerra, CFO
      Fax: (818) 251-5300